UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CAREDX, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

14167L103

(CUSIP Number)

Dr. Susanne Frieß

Kirchstraße 1

15806 Zossen

Germany
Phone: +49 731 15255512

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14167L103	13D/A

1	Names of Reporting Persons Merckle International GmbH

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
Germany

	7	Sole Voting Power 1,196,135

Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,196,135

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,196,135

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.11%

14	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on November 21, 2014, as amended by Amendment No. 1 filed on June 16, 2016, constitutes an “exit filing” for the Company.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to common stock, par value $0.001 per share (“Common Stock”) and warrants, of CareDx, Inc. (“Issuer”). Issuer’s principal executive offices are located at 3260 Bayshore Boulevard, Brisbank, California 94005.

Item 2.	Identity and Background.

This Schedule 13D/A is filed by Merckle International GmbH (the “Company”). The Company is a Gesellschaft mit beschränkter Haftung registered in Germany. The Company’s business address is Kirchstraße 1, 15806 Zossen, Germany. The Company is a German holding company.

During the past five years, the Company (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

Since June 16, 2016, the date of the Amendment No. 1, the Company made the following sales and used the funds set forth below from the sources set forth below in making the following purchases:

On September 23, 2016, the Company purchased 250,000 shares of Common Stock for $1,000,006.40, using working capital.

On October 5, 2017, the Company purchased 150,000 shares of Common Stock for $600,023.85, using working capital. On December 1, 2017, the Company sold 7,486 shares of Common Stock for $53,041.37.

On December 4, 2017, the Company sold 3,600 shares of Common Stock for $25,544.89. On December 8, 2017, the Company sold 17,500 shares of Common Stock for $124,325.00. On December 12, 2017, the Company sold 1,099 shares of Common Stock for $7,758.07.

On December 13, 2017, the Company sold 21,725 shares of Common Stock for $154,166.73.

On December 14, 2017, the Company sold 5,000 shares of Common Stock for $35,745.05.

On December 15, 2017, the Company sold 10,000 shares of Common Stock for $70,719.38.

On December 18, 2017, the Company sold 50,000 shares of Common Stock for $350,032.84. On December 18, 2017, the Company sold 33,590 shares of Common Stock for $241,141.01.

On December 19, 2017, the Company exercised its Warrant to purchase (the “Warrant”) 149,610 shares of Common Stock (the “Warrant Shares”). The Issuer previously issued the Warrant to the Company on April 12, 2016. The initial exercise price for the Warrant Shares was $4.98. The Company exercised its Warrant to purchase the Warrant Shares for $167,563.20, using working capital.

On December 19, 2017, the Company sold 5,000 shares of Common Stock for $36,001.45.

On December 20, the Company sold 2,141 shares of Common Stock for $15,329.94.

On December 21, 2017, the Company sold 2,150 shares of Common Stock for $15,394.11.

On December 22, 2017, the Company sold 5,670 shares of Common Stock for $40,597.83.

On December 26, 2017, the Company sold 2,502 shares of Common Stock for $17,914.78.

On December 27, 2017, the Company sold 500 shares of Common Stock for $3,580.01.

On December 28, 2017, the Company sold 18,803 shares of Common Stock for $135,081.39.

On December 29, 2017, the Company sold 23,234 shares of Common Stock for $166,736.84.

On January 2, 2018, the Company sold 300 shares of Common Stock for $2,174.06.

On January 8, 2018, the Company sold 1,000 shares of Common Stock for $7,237.22.

On January 16, 2018, the Company sold 5,900 shares of Common Stock for $43,628.80.

On February 13, 2018, the Company purchased 10,000 shares of Common Stock for $54,532.57.

On February 26, 2018, the Company purchased 4,205 shares of Common Stock for $22,333.43.

On March 23, 2018, the Company sold 59,700 shares of Common Stock for $439,704.15.

On March 26, 2018, the Company sold 60,000 shares of Common Stock for $450,121.53.

Item 4.	Purpose of Transaction.

The Company acquired the shares of Common Stock and the Warrant Shares for investment purposes.

The Company does not expect to acquire additional shares of Common Stock in the future.

The Company does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Company beneficially owns 1,196,135 shares of Common Stock, which represent 4.11% of the outstanding Common Stock. The percentage of ownership of the Company, as reported in this Amendment was calculated by dividing (i) 1,196,135 shares of Common Stock owned by the Company, by (ii) 29,074,603 shares of Common Stock outstanding as of March 16, 2018 (based on information set forth in the Issuer’s most recent Form 10-K filed as of March 22, 2018).

(b)	The Company has sole or shared voting and dispositive power with respect to the following numbers of shares of Common Stock:

(i)	Sole power to vote or to direct the vote: 1,196,135
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,196,135
(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	The transactions in the Issuer’s securities by the Company during the last sixty days are incorporated by reference to Item 3 herein.

(d)	Inapplicable.

(e)	The Company ceased to be the beneficial owner of more than 5% of the Common Stock on December 21, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company exercised the Warrant substantially in the form of the Form of Warrant (the disclosure under Item 7 below is incorporated herein by reference) entitling the Company to purchase 149,610 shares of Common Stock on December 19, 2017.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Form of Warrant (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K by Issuer on April 14, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2018

MERCKLE INTERNATIONAL GMBH

By:	/s/ Dr. Susanne Frieß
Title:	Managing Director